Mail Stop 3561

December 23, 2009

Joseph M. Nowicki
Chief Financial Officer and Treasurer
Spartan Motors, Inc.
1000 Reynolds Road
Charlotte, MI 48813

> **Re:** **Spartan Motors, Inc.**
> **File Numbers 000-33582**
> **Form 10-K: For the Fiscal Year Ended December 31, 2008**
> **Form 10Q: For the Quarterly Period Ended September 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**

Dear Mr. Nowicki:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Forward-Looking Statements, page 3

1.   Please remove the references in the second paragraph under this heading that you are providing a non-exhaustive list of examples of risk factors or revise to clarify that you have discussed all known material risks.

Management's Discussion and Analysis, page 19

Overview, page 19

2.   You state that ROIC is a key metric in measuring your success. Please consider revising to disclose your ROIC here or in selected financial data.

Results of Operations, page 20

3.   Please revise to quantify the impacts of price and volume changes on your revenues and expenses.

4.   Please revise to quantify the components of Spartan Chassis' other sales to provide context to the dollar and percentage changes already provided.

5.   Please revise to discuss cost of products sold separately.

6.   We note that Spartan Chassis has generated operating income in the last three fiscal years while EVTeam incurred operating losses in each of the fiscal years. In view of the material variability between Spartan Chassis and EVTeam operating results, we believe you should include a separate section in MD&A that clearly and completely discusses these results of operations with qualitative and quantitative reasons for the significant variability between Spartan Chassis and EVTeam operations. Please revise accordingly.   Refer to the guidance in Item 303 of Regulation S-K and Section 501 of the Financial Reporting Codification. You may also refer to "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" (FR-72) that is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

7.   In connection with our comment requesting separate disclosure of results of operations by segment, please ensure that this disclosure also includes your various operating expense line items by segment, as applicable.

Liquidity and Capital Resources, page 24

8.   Please enhance your discussion in your annual and interim period filings by providing an analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. For example, you state that cash generated from operating activities year-over-year was primarily due to changes in the components of working capital, accounts receivable, inventory and accounts payable but you do not provide an analysis that explains to investors how these factors impacted the comparability of operating cash flows between comparative periods in terms of cash. Please note that references to line items (or changes therein) in the statements of cash flows and results of operations prepared on the accrual basis of accounting do not

provide a sufficient basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of FR-72 for guidance.

Critical Policies and Estimates, page 26

9.   Please enhance your discussion by providing the actual material assumptions and judgments you made in arriving at significant estimates included in your financial statements so that your investors are provided with the ability to understand how differing assumptions and judgments would impact your estimates. For example, your disclosure of critical accounting estimates related to the allowance for customer accounts refers generally to overall economic conditions, industry-specific economic conditions, historical and anticipated customer performance, historical experience with write-offs and the level of past-due amounts, but does not disclose any of the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements. Please revise your critical accounting estimates disclosure accordingly.   Also, note that this comment is not limited to the example provided above but is applicable to all of your critical policies and estimates. Refer to Section V of FR-72 for guidance.

10.   We note that EVTeam segment has incurred operating losses in each of the last three fiscal years and that all of the recorded goodwill relates to this segment. We believe your critical accounting policies and estimates regarding impairment of goodwill should be significantly expanded to summarize your analysis and conclusions of the impairment tests. This disclosure should also include significant assumptions and estimates used in the test as well as detailed information that supports management's conclusion on impairment. Specifically,

- The percentage by which the fair value of the reporting unit exceeded its carrying value
- The amount of goodwill allocated to the reporting unit
- A discussion of the assumptions used and any uncertainty inherent in those assumptions
- A discussion of the potential events and circumstances that could have a negative effect on the assumptions.

Please provide us with a copy of your intended revised disclosure.

Note 1: General and Summary of Accounting Policies, page 33

Revenue Recognition, page 33

11.   You state that in certain instances, risk of ownership and title passes when production and testing of the product has been completed and the product has been tendered for delivery. Please tell us what you mean by "in certain instances," and tell us whether, and to what degree, there are other instances in

which title passes. In addition, please tell us what you mean by "tendered for delivery" and whether this differs from delivered.

12.   Please revise to disclose your revenue recognition policy for sales from service.

Note 7: Transactions with Major Customers, page 41

13.   To provide investors with a more complete understanding with respect to sales to major customers, please consider revising to include amounts for all periods when a customer is significant for any of the periods presented.

Note 12: Business Segments, page 47

14.   Other sales within the Spartan Chassis segment represent 72 percent of that segments sales in the year ended December 31, 2008. It appears from your disclosure on page 4 of the filing that these amounts include sales from service, parts, and accessories. Please revise your table to detail other sales by significant product or service sub-categories.

Form 10-Q for the quarterly period ended September 30, 2009

Note 4: Commitments and Contingencies, page 13

15.   We note your disclosure that there may be adjustments to the sales prices of products previously sold due to some non-definitized agreements for which a customer is now claiming a post-delivery price adjustment. Please supplementally provide us with additional information regarding this matter, including the circumstances which led to this situation, the amount of adjustment being sought by the customer, and how you were able to recognize revenue for these sales if prices were not fixed or determinable or if collectability of the entire amount recognized as revenue was not reasonably assured. Please be detailed in your response.

16.   In connection with the comment above, please consider including a discussion of this matter in critical accounting estimates.

Definitive Proxy Statement on Schedule 14A

Performance – SPAR Plan Bonuses, page 13

17.   We note that executive officers may earn cash bonuses based on Spartan Motors' or a subsidiary's achievement of a target amount of net operating profit after tax, less a capital charge based upon the tangible net operating assets employed in the business. Please confirm to us that in future filings you will provide quantitative disclosure regarding the SPAR goals actually reached. To the extent you believe that disclosure of the targets is not required because it would result in competitive

harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed explanation for such conclusion. Also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at (202) 551-3308 or me (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 with any questions regarding comments on forward-looking statements or the Definitive Proxy Statement on Schedule 14A.

Sincerely,

Lyn Shenk
Branch Chief